Exhibit 99.1

News release via Canada NewsWire, Vancouver 604-669-7764

     Attention Business Editors:
     Catalyst Paper announces changes to Board of Directors

     RICHMOND, BC, May 31 /CNW/ - Catalyst Paper Corporation (TSX:CTL) today appointed four new members to its Board of Directors.
     "I would like to welcome the new directors who bring extensive global business and finance experience as we continue to manage the impacts of industry consolidation and restructuring," said Board Chairman Michel
Desbiens.
     Joining the Catalyst Board is Douglas Hayhurst, formerly an executive with IBM Canada Business Consulting Services and PricewaterhouseCoopers. He
has consulted globally for a wide range of heavy manufacturing industries, including forest, paper and packaging, chemicals and aerospace. Mr. Hayhurst serves on several boards including Canexus Income Fund, Northgate Minerals
Corporation and The Nature Conservancy of Canada. He holds a B.A. in Business
Administration from the Richard Ivey School of Business at the University of
Western Ontario, is a Fellow of the Institute of Chartered Accountants of
British Columbia (FCA), and in 2006 received the designation of ICD.D from the
Institute of Corporate Directors.
     Also joining the Board is Allan Miller, senior counsel with Weil Gotshal
& Manges LLP, a New York based international law firm with offices in 10 countries. Mr. Miller has, over the past 30 years, concentrated in business reorganizations, including Chapter 11 reorganizations, out-of-court debt restructuring, secured financings and related investments. An author and lecturer in the field of his specialty, Mr. Miller was admitted to the bars of the US Court of Appeals 2nd Cir.; US Court of Appeals 3rd Cir.; US Court of
Appeals 5th Cir.; Eastern District New York; New York State; Southern District
New York and the US Supreme Court.
     Dallas Ross is a partner and founder of the B.C. based private investment partnership, Kinetic Capital Partners, and was previously managing director,
Investment Banking and Mergers & Acquisitions with ScotiaMcLeod Inc. where he began his career in 1985. He holds a B. Comm. (Honors) from UBC and qualified as a chartered accountant with the ICABC in 1983. He brings extensive investment, restructuring and transactions experience in a wide number of industry sectors. Mr. Ross currently serves on a number of boards including
Rogers Sugar Ltd., Westshore Terminals Ltd., Aginfolink Inc., Fare Logistics
Ltd., Inovise Medical Inc. and Crofton House School and previously was on the
Board of Futureshop.com.
     Geoff Plant, Q.C., a partner with Heenan Blaikie LLP since 2005, is the former Attorney General of British Columbia. Mr. Plant has advised extensively on land and resource negotiations with First Nations, as well as being appointed in 2006 to lead the province's first comprehensive review of post-secondary education in British Columbia in 40 years. His report was released in 2007. Mr. Plant serves on various community boards and holds law degrees from the University of Southampton (1980), Dalhousie University (1981)
and the University of Cambridge (1989).
     Catalyst also accepted the resignation of Gary Collins who has served the
Board for the past five years.
     "I would like to extend our thanks to outgoing director, Gary Collins, for his service to the Board during a period of significant change in our business," said Mr. Desbiens.

     Catalyst Paper manufactures diverse specialty printing papers, newsprint and pulp. Its customers include retailers, publishers and commercial printers in North America, Latin America, the Pacific Rim and Europe. With six mills located in British Columbia and Arizona, Catalyst has a combined annual production capacity of 2.5 million tonnes. The company is headquartered in
Richmond, British Columbia, Canada and its common shares trade on the Toronto
Stock Exchange under the symbol CTL. Catalyst is listed on the Jantzi Social
Index(R) and is also ranked by Corporate Knights as one of the 50 Best
Corporate Citizens in Canada.

     %CIK: 0001144906

     /For further information: Lyn Brown, Vice-President, Corporate Relations,
(604) 247-4713/
     (CTL.)

CO:  Catalyst Paper Corporation

CNW 17:46e 31-MAY-10